Exhibit 99.9

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	12	05	2003

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	19,540
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£2.51

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Derek Barry
Address Friarstown House Grange Kilmallock Co. Limerick	Ordinary	1,184
UK postcode

Name	Class of shares allotted	Number allotted
Mr Donal Cummins
Address 124 Royal Meadows Brangstown Kilcock Co. Kildare	Ordinary	1,184
UK postcode

Name	Class of shares allotted	Number allotted
Mr Timothy Forde
Address 71 Palmbury Orchards Togher Cork Ireland	Ordinary	947
UK postcode

Name	Class of shares allotted	Number allotted
Mrs Majella Grogan
Address 14 Woodville Heath Athlone Co. Westmeath Ireland	Ordinary	592
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 12/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Aidan Grogan
Address 14 Woodville Heath Athlone Co. Westmeath Ireland	Ordinary	592
UK postcode

Name	Class of shares allotted	Number allotted
Ms Barbara Heavey
Address Killakee Rockbrook Rathfarnham Dublin 16	Ordinary	947
UK postcode

Name	Class of shares allotted	Number allotted
Mr Raymond Hughes
Address 13 Newtown Terrace Thomastown Co. Kilkenny Ireland	Ordinary	473
UK postcode

Name	Class of shares allotted	Number allotted
Mr Eamonn Kent
Address Ballinamona Newbawn Co. Wexford Ireland	Ordinary	1,895
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 12/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Jason Matthews
Address 93 Glenheights Park Dublin Hill Co. Cork Ireland	Ordinary	710
UK postcode

Name	Class of shares allotted	Number allotted
Mr Roy McCarthy
Address 23 Carrigdowns Carrigtohill Co. Cork Ireland	Ordinary	2,962
UK postcode

Name	Class of shares allotted	Number allotted
Mr John O’Callaghan
Address 52 Pearce Road Ballyphehane Cork Ireland	Ordinary	473
UK postcode

Name	Class of shares allotted	Number allotted
Mr Martin O’Connell
Address 46 Ard Na Laoi Montenotte Cork Ireland	Ordinary	2,962
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 12/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael Ryan
Address Ballydonnell Thomastown Co. Kilkenny Ireland	Ordinary	947
UK postcode

Name	Class of shares allotted	Number allotted
Mr Michael Tyrrell
Address 10 Archers Court Ardnore Kilkenny Ireland	Ordinary	1,895
UK postcode

Name	Class of shares allotted	Number allotted
Mr Mark Doherty
Address Sligo Road Ballina Co. Mayo Ireland	Ordinary	1,777
UK postcode

Name	Class of shares allotted	Number allotted

Address
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 12/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform